March 6, 2015

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Notice of Disclosure Filed in the Annual Report on Form 10-K Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that PowerShares DB US Dollar Index Trust on its own behalf and with respect to PowerShares DB US Dollar Index Bearish Fund (the “Trust”) has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the period ended December 31, 2014, which was filed with the Securities Exchange Commission on March 6, 2015. The Trust made such disclosure based on information provided by Deutsche Bank AG, which is an affiliate of the predecessor managing owner of the Trust, Deutsche Bank Commodity Services LLC, and not because of any conduct by the current managing owner or the Trust.

PowerShares DB US Dollar Index Trust

on its own behalf and with respect

to PowerShares DB US Dollar Index Bearish Fund

By:	Invesco PowerShares Capital Management LLC,

its Managing Owner

By:	/s/ Andrew Schlossberg
Name:	Andrew Schlossberg
Title:	Principal Executive Officer

By:	/s/ Steven Hill
Name:	Steven Hill
Title:	Principal Financial and Accounting Officer, Investment Pools